CONSENT OF TERENCE P. MCNULTY

The undersigned hereby consents to:

(i)

the filing of the written disclosure (the “Technical Disclosure”) regarding the technical report entitled “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA” dated January 27, 2014, contained in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being incorporated by reference into the Company’s Management Information Circular (the “MIC”) which is being included as an exhibit to the Company’s Form 6-K (the “6-K”);

(ii)

the incorporation by reference of the Technical Disclosure, the MIC and the 6-K into the Company’s Registration Statement on Form F-10, and any amendments thereto (File No. 333-194916)(the “F-10”), filed with the United States Securities and Exchange Commission; and

(iii)	the use of my name in the AIF, the 6-K, the MIC, and the F-10.

Terence P. McNulty
Terence P. McNulty, P.E., D.Sc.

Date: May 26, 2015